SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of March, 2015

CHINA PETROLEUM & CHEMICAL CORPORATION
22 Chaoyangmen North Street,
Chaoyang District, Beijing, 100728
People's Republic of China
Tel: (8610) 59960114

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	T	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )

Yes	No	T

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )

N/A

This Form 6-K consists of:

An announcement regarding clarification of media reports concerning China Petroleum & Chemical Corporation  (the “Registrant”), made by the Registrant on March 24, 2015

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 0386)

Clarification  of  Media  Reports

The Board of Directors of the Company and its directors warrant that there are no material omissions, misrepresentations or misleading statements contained in this announcement and severally and jointly accept full responsibility for the authenticity, accuracy and completeness of the information contained in this announcement.

This announcement is made by China Petroleum & Chemical Corporation (the “Company” or “Sinopec Corp.”) in accordance with Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The Company noted that, on 23 March 2015, there are limited domestic media reports which cited the Company, will spin off its retail business and seek the listing of such business. The Company would like to hereby clarify as follows:

Since the Company started the reorganisation of its refined oil products marketing business (the “Reorganisation”), to enable the investors to get updated information in respect  of the  Reorganisation, the  Company complied  with relevant  disclosure obligations and made timely disclosure on all key developments under the principle of fairness, justice, openness and transparency. For details, please refer to relevant announcements published by the Company on designated medias.

The future development and arrangements of Sinopec Marketing Co., Ltd. (the “Marketing Company”) will be jointly determined by the board of directors and its shareholders. The Marketing Company has not yet convened any board meeting or shareholders’ meeting for that purpose, nor there were any resolutions formed in relation to the same matter. The Company has not announced the timing or detailed arrangements of the listing of the Company’s refined oil products marketing business.

The details for the reform and transformational development of Sinopec Corp. were disclosed in the Company’s annual report for year 2014 for the investors’ attention.

Sinopec Corp. will fulfill its information disclosure obligations actively  in accordance with the relevant regulatory requirements.

Please refer to the announcements published by the Company  for  accurate information in respect of the Company. Shareholders and potential investors of the Company are advised to exercise caution when dealing in the shares of the Company.

By order of the Board
China Petroleum & Chemical Corporation
Huang Wensheng
Vice President and Secretary to the Board

Beijing, the PRC,
24 March 2015

As at the date of this announcement, directors of the Company are: Fu Chengyu*, Wang Tianpu*, Zhang Yaocang*, Li Chunguang#, Zhang Jianhua#, Wang Zhigang#, Cao Yaofeng*, Dai Houliang#, Liu Yun*, Chen Xiaojin+, Ma Weihua+, Jiang Xiaoming+, Andrew Y. Yan+, Bao Guoming+.

# Executive Director

* Non-executive Director

+ Independent Non-executive Director

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Petroleum & Chemical Corporation

By: /s/ Huang Wensheng

Name: Huang Wensheng

Title: Secretary to the Board of Directors

Date: March 25, 2015

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